December 7, 2006
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention:	John Reynolds, Assistant Director
MAIL STOP 3561

RE:
Platinum Energy Resources, Inc.
Preliminary Proxy Statement on Schedule 14A
Filed March 24, 2006, as amended by Amendment No. 1 Filed June 5, 2006, as amended by Amendment No. 2 Filed August 1, 2006
Form 10-K for the period ending December 31, 2005
File No. 0-51553

Dear Mr. Reynolds:

This letter sets forth the responses of Platinum Energy Resources, Inc., a Delaware corporation (the “Company” or “Platinum”), to the comments received from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated September 15, 2006 concerning the Company’s Amendment No. 2 to its Preliminary Proxy Statement on Schedule 14A (File No. 0-51553) filed with the Commission on August 1, 2006 (“Amendment No. 2 to the Preliminary Proxy Statement ”). We are authorized by the Company to provide the responses contained in this letter on behalf of the Company.

As we have telephonically informed the Staff and as reported in the Company’s Current Report on Form 8-K filed on October 10, 2006, Platinum and Tandem Energy Holdings, Inc. (“Tandem”) have restructured their proposed transaction. In the restructured transaction, Platinum will acquire all of the assets and assume substantially all of the liabilities of Tandem Energy Corporation (“TEC”), the sole operating subsidiary of Tandem, in exchange for the issuance to TEC of shares of Platinum common stock.

On November 7, 2006, the Company filed a Registration Statement on Form S-4 (“Form S-4”) relating to the proposed transaction with TEC. This Form S-4 was withdrawn on December 7, 2006 and this Amendment No. 3 to the Preliminary Proxy Statement (“Amendment No. 3 to the Preliminary Proxy Statement”) was filed in its place.

Securities and Exchange Commission
December 7, 2006

We are furnishing this letter to the Staff which responds to the Staff’s comments received by letter dated September 15, 2006. For your convenience, we set forth in this response letter each comment from the Staff’s comment letter in bold type-face followed by the Company’s response below it. Except as otherwise expressly indicated, references in the text of the responses below to captions and page numbers are to the marked version of Amendment No. 3 to the Preliminary Proxy Statement, as marked against Amendment No. 2 to the Preliminary Proxy Statement. Courtesy copies of Amendment No. 3 to the Preliminary Proxy Statement marked against Amendment No. 2 to the Preliminary Proxy Statement filed are furnished in multiple copies under separate cover by overnight courier service.

We believe that certain of the Staff’s comments are no longer applicable to the transaction as restructured; accordingly, in response to such comments we have indicated our belief that the comment is no longer applicable together with the basis for such belief.

Securities and Exchange Commission
December 7, 2006

General

1.
In conference calls with the Staff, Platinum and Tandem indicated they would be making several alternative structural changes to the transaction in light of various comments by the Staff in its previous letters. As a result, the Staff will reissue some of the comments related to such matters in this letter and reserve the right to comment upon all matters implicated in future amendments, dependent upon the manner in which the company restructures the elements of the proposed transaction between Platinum and Tandem.

Response: We note the Staff’s comment and reservation regarding future comments.

2.
We note the article containing direct quotes and statements attributed to Barry Kostiner, which was published in the Wall Street Journal on August 4, 2006. Also, the company filed a copy of the article on EDGAR without noting any disagreement with the statements contained therein.

The article states:

“Mr. Kostiner, 34 years old, acknowledges he is an unconventional oilman. But he says business needs managers ‘who understand how to hedge, who understand how to raise capital, who know interest rates.’

After leaving Allegheny, Mr. Kostiner briefly formed his own consulting firm but says it ‘didn’t really go anywhere.' He took time off to marry and start a family, then came up his idea for an energy company.

Many small energy companies, says Mr. Kostiner, have considerable assets in the ground but lack the financial expertise to maximize the profits from those assets. Through aggressive hedging and other maneuvers, oil companies can in effect lock in today’s prices for their future production of oil or gas. Such arrangements are usually tailored to larger oil companies, and small companies often avoid them because of the risks or restrictive bank terms. But Mr. Kostiner says he has the know-how and contacts to pull it off.

His business plan: buy a company with hard assets and employ hedging ‘as much as the will let us,’ he says.

After failing to raise money from private-equity firms, Mr. Kostiner got help from hedge-fund manager Mark Nordlicht, who invests in energy among other sectors. ‘Is there a glut of capital? Maybe. But there's so many opportunities out there,’ says Mr. Nordlicht.

Securities and Exchange Commission
December 7, 2006

They created a so-called special purpose acquisition company, or SPAC. These increasingly common entities also are known as ‘blank-check’ companies because investors in the stock literally don't know at first what they're buying.”

Please revise the Proxy Statement to disclose the extent to which Platinum’s IPO Prospectus disclosed Mr. Kostiner’s experience with approaching private equity firms with such a business plan. If the IPO Prospectus did not discuss these matters, please revise the Proxy Statement to describe the potential consequences to Platinum and its shareholders, including purchasers of the IPO shares, resulting from the absence of disclosure.

Response: We note the Staff's comment and advise the Staff that while acting as a principal of Ellipse Energy LLC Mr. Kostiner did discuss his oil and gas investment strategy with several potential investors. However, he ultimately only worked with a single private equity firm in an attempted to raise money for a specific transaction that in the end did not close. We note that the IPO prospectus does state that Mr. Kostiner was a principal of Ellipse Energy, a consulting and private equity firm in the energy industry. The Company does not believe however that the additional information regarding Ellipse's specific activities was material to investors in the IPO and thus unnecessary to have been detailed in the IPO prospectus. Further, the Company does not believe reference to plural "private equity firms" as opposed to a singular "private equity firm" referenced in the Wall Street Journal article is materially misleading to a reader of the article.

3.
In connection with the preceding comment, please revise the Proxy Statement to disclose the extent to which Platinum's IPO Prospectus disclosed both that Platinum's business plan was to employ “aggressive hedging and other maneuvers” and that Mr. Kostiner “has the know-how and contacts to pull it off.” If the IPO Prospectus did not discuss these matters, please revise the Proxy Statement to describe the potential consequences to Platinum and its shareholders, including purchasers of the IPO shares, resulting from the absence of disclosure.

Response: We note the Staff’s comment and refer the Staff to one of the risk factors in the Company’s IPO Prospectus that discloses that the target business subsequent to the Company’s anticipated business combination may engage in hedging transactions and discloses the risks relating to such hedging. Further, the IPO Prospectus describes Mr. Kostiner’s background, including almost 15 years of experience in energy trading and structuring at Allegheny Energy, Merrill Lynch and Goldman Sachs. Based upon the existence of these disclosures, we believe that the IPO Prospectus, in fact, did discuss the subject matter of the statements made by Mr. Kostiner quoted in the Wall Street Journal article.

Securities and Exchange Commission
December 7, 2006

4.
We also note the statements that:

“Although Mr. Kostiner and underwriters Casmir Capital LP and Cantor Fitzgerald & Co. sold some shares in the Platinum IPO to banks, family foundations and wealthy individuals, they sold many of the shares to arbitrage hedge funds, which try to profit from price differences in securities that are related to each other.

Energy-industry fundamentals weren't the main consideration for many such fast-money investors, Mr. Kostiner says. They were more interested in the Platinum IPO’s share structure. It sold two securities together for $8 -- a $7 share and a $1 warrant that entitled the holder to purchase a Platinum share for $6 after a year. Some traders have darted in and out of the warrants, trying to profit from small price fluctuations.”

Please revise the Proxy Statement to disclose the extent to which Platinum's IPO Prospectus disclosed that the company was targeting arbitrage hedge funds, to which “Energy-industry fundamentals weren't the main consideration for many such fast-money investors... [and that] They were more interested in the Platinum IPO’s share structure. [as] Some traders have darted in and out of the warrants, trying to profit from small price fluctuations.” If the IPO Prospectus did not discuss these matters, please revise the Proxy Statement to describe the potential consequences to Platinum and its shareholders, including purchasers of the IPO shares, resulting from the absence of disclosure.

Response: We note the Staff’s comment and advise the Staff supplementally that the statements quoted, in fact, do not indicate that the Company initially targeted arbitrage hedge funds, only that, as a factual result, arbitrage hedge funds were the investors that became interested in the IPO.

5.
The Wall Street Journal article published on August 4, 2006 states Mr. Kostiner made a “recent presentation to existing and prospective shareholders at the Houston Country Club” but we were unable to locate any filings (other than that attaching the Wall Street Journal article) in which the company has disclosed such a presentation. Please advise the Staff whether Platinum has disclosed the occurrence and content of the Houston Country Club presentation and, if so, when. If Platinum has not, please provide the Staff with a legal analysis with respect to both Platinum's obligations to disclose the occurrence and content of the meeting as well as the consequences to the company and its shareholders for non-disclosure.

Response: We note the Staff’s comment and advise the Staff supplementally that the presentation referenced was the IPAA Presentation delivered by Mr. Kostiner and filed with the SEC on a Schedule 14A as proxy solicitation materials on April 5, 2006.

Securities and Exchange Commission
December 7, 2006

6.
We note purchases of Platinum securities since the company's IPO by at least one member of Platinum's management. In the appropriate locations, please include disclosure of such purchases within your Proxy Statement. Additionally, please disclose whether such purchases have been made pursuant any pre-established plan designed to comply with Rule 10b5-1of the Securities Exchange Act of 1934.

Response: We advise the Staff that the only purchases of Platinum securities by Platinum management since the IPO were made by Messrs. Nordlicht and Kostiner. Mr. Kostiner purchased shares of Platinum Common Stock pursuant to a Trading Plan established in compliance with Rule 10b5-1 dated as of June 30, 2006 and purchased warrants on the open market. Mr. Nordlicht purchased shares of Platinum common stock in open market transactions. We have provided additional disclosure on pages 34 and 83 of Amendment No. 3 to the Preliminary Proxy Statement to disclose such purchases.

7.
In connection with the preceding comment, please disclose whether members of your management have purchased Platinum common shares since the Company's IPO will vote such securities in the same manner as their pre-IPO shares with respect to any vote to approve a business combination transaction, or if they could vote such after-acquired shares differently.

Response: We advise the Staff that, although Platinum management has agreed to vote the shares they acquired prior to the IPO in accordance with the vote of the majority of the shares of common stock issued in the IPO, they may vote shares acquired after the IPO in any manner they choose. In addition to the existing disclosure on page 37 we have provided additional disclosure on pages 34 and 83 of Amendment No. 3 to the Preliminary Proxy Statement to reflect this information.

8.
The Wall Street Journal article published on August 4, 2006 states Mr. Kostiner “cites an independent engineering audit that valued Tandem's proven reserves at about $200 million.” Please advise the Staff where in the Proxy Statement such “independent engineering audit” is disclosed. If it is not, please provide the Staff with a copy of such document.

Response: We advise the Staff supplementally that the independent engineering audit referred to by Mr. Kostiner in the interview which resulted in the Wall Street Journal article was, in fact, the engineering report prepared by Williamson Petroleum Consultants dated as of February 20, 2006, relating to the period ended December 31, 2005, a copy of which we have previously provided to the Staff as supplemental information. The reference to the $200 million valuation is contained on page 98 of Amendment No. 3 to the Preliminary Proxy Statement in the section entitled “Reserve Report Summary”.

9.
We note the separate correspondence submissions made on August 1, 2006, each of which contains 10 or 11 separate attachments, at least some of which appear to be duplicative. Please provide an indexing of each attachment to each filing, along with cross-references to the comments(s) contained in the Staff’s letters to which each attachment relates.

Response: We note the Staff’s comment and in response thereto we direct the Staff to the correspondence filing filed in connection with the Company’s Form S-4 filed November 7, 2006 and withdrawn on December 7, 2006, which contains an index of the supplemental materials previously filed as correspondence and provided supplementally to the Staff. In order to make clear the order of the materials supplied we refiled as correspondence with the Form S-4 previously provided materials as well. We have included in the index a cross-reference to the comment contained in the Staff’s letters to which each attachment relates.

Securities and Exchange Commission
December 7, 2006

10.
We note your response to comment five from our letter of July 6, 2006 and the disclosure added to pages 30 and 31. Please clarify within your disclosure the “certain circumstances” under which Messrs. Nordlicht and Kostiner will be personally liable to pay the debts and obligations of the company. Additionally, please disclose the total amount of debts and obligations in excess of the remaining net IPO proceeds not held in the trust account. Please disclose why, in light of the letter agreements executed by Messrs. Nordlicht and Kostiner, the company has stated that “There is no assurance that they will be able to satisfy those obligations.: Further, we note that your IPO prospectus stated that the company would “seek to have all vendors, prospective target businesses or other entities we engage execute agreements…waiving any right, title, interest or claim of any kind in or to any monies held in the trust account for the benefit of [y]our public stockholders.” Please affirmatively disclose whether any vendors have executed such a waiver and, if so, identify each vendor and the amounts currently owed by the company to such vendor.

Response: We advise the Staff that Messrs. Nordlicht and Kostiner have agreed to indemnify and hold harmless the Company against any and all loss, liability, claims, damage and expense whatsoever (including, but not limited to, any and all legal or other expenses reasonably incurred in investigating, preparing or defending against any litigation, whether pending or threatened, or any claim whatsoever) to which the Company may become subject as a result of any claim by any vendor that is owed money by the Company for services rendered or products sold but only to the extent necessary to ensure that such loss, liability, claim, damage or expense does not reduce the amount in the Company’s trust account. We have expanded the disclosure on pages 30 and 36 of Amendment No. 3 to the Preliminary Proxy Statement to describe such circumstances as well as to disclose the amount of debts and obligations currently owed in excess of the net IPO proceeds. We further note that, notwithstanding the letter agreements of Messrs. Nordlicht and Kostiner, the Company is unable to predict the future personal financial circumstances of Messrs. Nordlicht and Kostiner and, as such, no assurance can be given that they will be able to satisfy such claims. No vendors to date have executed any waivers of any right, title, interest or claim of any kind in or to any monies held in the trust account. We have added disclosure on pages 30 and 36 of Amendment No. 3 to the Preliminary Proxy Statement to that effect.

Securities and Exchange Commission
December 7, 2006

11.
We note your response to comment five from our letter of July 6, 2006 and the disclosure added throughout your Proxy Statement. Please revise the proxy card to clarify that the actions proposed in proposals 2 and 3 would only be pursued upon the closing of the transactions contemplated in number 1.

Response: We have supplemented the proxy card to provide the disclosure requested by the Staff’s comment.

12.	We reissue comment seven from our letter of July 6, 2006. We note the following:

•	You did not provide citations or copies of the case law which support the positions you have taken;

•
You did not provide a legal analysis supporting your assertion that the Order of Permanent Injunction was limited in the manner described in your letter of June 5, 2006, even though specifically requested by the Staff in its letter of July 6, 2006;

•	Section 4(1) of the '33 Act would appear to be unavailable to the Chambers as the shares they held were those of a blank check company, as previously noted by the Staff;

•	descriptions of Jack Chambers’ role in the negotiations and discussions regarding the transactions at issue appear to be inconsistent or conflict; and

•
Statements throughout your Proxy Statement which have been and currently are subject to comment (and which have apparently been viewed by the company to be material in light of edits to such disclosure) relate to the “amount of production to be realized from wells.”

Please provide an analysis of the applicability of each component of the Order of Injunction entered in the action SECURITIES AND EXCHANGE Commission v. REX CHAMBERS AND JACKIE ALAN CHAMBERS in relation to each of the transactions discussed in the preliminary proxy.

In addition to injunctions relating to offers to sell and offers to buy securities, we additionally note that the Order “permanently enjoin[s] and restrain[s] in connection with the purchase or sale of securities in the form of fractional undivided interests in oil and gas leases of Chambers Oil and Gas, or any other security…from directly or indirectly.

Securities and Exchange Commission
December 7, 2006

(a)
Making any untrue statement of a material fact or omitting to state a material fact necessary to make the statements made, in light of the circumstances under which they were made, not misleading, concerning:. . .

(2) amount of production to be realized from wells...”

Response: We note the Staff’s comment and advise the Staff supplementally that it is our belief that this comment is no longer applicable because the transaction has been restructured as an acquisition by Platinum’s wholly owned subsidiary of all of the assets and the assumption of substantially all of the liabilities of TEC, the wholly owned subsidiary of Tandem, followed by the complete liquidation and dissolution of TEC and Tandem, and thus the transaction, as restructured, does not involve the sale or offer to sell of a security by Mr. Jack Chambers or Mr. Rex Chambers or any other person.

The injunction referenced by the Staff prohibits certain actions in connection with the sale or offer for sale of a “security,” including “securities in the form of fractional undivided interests in oil and gas leases . . . or any other security” and the purchase of a “security.” Therefore, the only way the restructured transaction would be a violation of the injunction would be for the assets being sold by TEC to the Company to somehow be deemed to be a “security” and for Mr. Jack Chambers’ or Mr. Rex Chambers’ indirect ownership interest in TEC (through their respective ownership interests in Tandem) to be deemed an indirect sale of a “security.”

Oil and gas interests may be securities under the federal securities laws under two different theories - either by definition or as investment contracts. With respect to the first of these theories (i.e., the definitional theory), oil and gas interests are specifically enumerated in the list of what constitutes a “security” under both the Securities Act of 1933, as amended (the “Securities Act”), and the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Section 2(a)(1) of the Securities Act refers to “fractional undivided interests,” while Section 3(a)(10) of the Exchange Act refers to “certificate of interest or participation in any profit-sharing agreement or in any oil, gas, or other mineral royalty or lease.” Even though these definitions differ slightly in which oil and gas interests qualify as a security, courts have interpreted them to mean the same thing. See, Landreth Timber Co. v. Landreth, 471 U.S. 681, 686 n.1 (1985); Adena Exploration, Inc. v. Sylvan, 860 F.2d 1242, 1244 n.4 (5th Cir. 1988) (“Adena”). Courts have done this by ignoring the Exchange Act definition and applying the Securities Act definition as the exclusive basis for deciding which oil and gas interests are securities. See e.g., Ballard & Cordell Corp. v. Zoller & Danneburg Exploration Ltd., 544 F.2d 1059, 1065-66 (10th Cir. 1976) cert. denied, 431 U.S. 965 (1977).

When applying the “fractional interest” definition, the courts have routinely concluded that the sale by a person of all of his interest in an oil and gas lease or other oil or gas right is not a security. See, Lynn v. Caraway, 252 F. Supp 858, 861 (W.D. La. 1966), aff’d per curiam, 379 F.2.d 943 (5th Cir. 1967), cert. denied, 393 U.S. 951 (1968), and Adena. In the restructured transaction, TEC is selling all of its interest in all of its oil and gas assets to the Company so the “fractional interest” theory is not applicable to the restructured transaction.

Securities and Exchange Commission
December 7, 2006

The second theory under which oil and gas interests may be considered securities is as an “investment contract” under the definition of “security” in the Securities Act and the Exchange Act. See, Securities and Exchange Commission v. C. M. Joiner Leasing Corporation, 320 U.S. 344 (1943). The backbone of this theory is Securities and Exchange Commission v. W. J. Howey Co., 328 U.S. 293 (1946) (“Howey”), which has defined an “investment contract” to mean a contract, transaction or scheme that “involves [1] an investment of money in [2] a common enterprise [3] with profits to come solely from the efforts of others.” While there have been some minor modifications to this concept (e.g., “solely” has been modified in some cases to mean “predominately” to avoid circumvention of the rule), it still remains the primary rule for determining an “investment contract.”

There will be, of course, an investment of money (in the form of stock and assumption of debt) by the Company in acquiring and continuing the business of TEC so arguably the first prong of the test of an “investment contract” may be met. However, neither of the other two prongs will be met. There clearly is no “common enterprise” because after the acquisition is consummated, the Company will own all of the assets and business and both TEC and its parent, Tandem, will be dissolved and cease to exist. Also, there will be no “profits coming from the efforts of others” because after the acquisition is consummated, all of the assets and business will be operated by the Company or its subsidiary and any profits will come solely from the efforts of the Company in controlling, managing and operating those assets and business. Furthermore, Jack Chambers has advised the Company that, contrary to some earlier discussions with the Company which have previously been disclosed, he will no longer have any role whatsoever with the Company or its assets or business, other than that of a passive minority stockholder, after consummation of the acquisition.

As outlined, there is no security being sold by either Jack or Rex Chambers or purchased by the Company under either theory applied by the courts. Accordingly, the injunction, which by its very language only prohibits actions relating to a security, is not applicable to the proposed actions of Jack or Rex Chambers or any other person in connection with the restructured transaction.

13.
We reissue comment 8 from our letter of July 6, 2006. We note your response that “Platinum's IPO prospectus describes the terms of the company's charter consistently with it terms” but that was not the issue raised by the Staffs comment. We also note (as we did in our last letter) your response that “it is the Company's intention to fully comport with the provisions of its charter” however (again, as raised in the previous comment letter), it would appear that management may have already taken actions contrary to the company's charter by structuring a transaction that did not (and still does not) provide for 19.99% conversion.

Securities and Exchange Commission
December 7, 2006

Accordingly, we reissue.

As of your August 1, 2006 letter, more than six months after executing the merger agreement, and one month after the original termination date of the merger agreement, management had still not obtained sufficient funds for the transaction to provide for conversion of the company's IPO shareholders who so elect.

Revise the proxy statement to disclose the extent to which the IPO prospectus disclosed that the business combination procedures set forth in the prospectus were subject to change, especially with respect to structuring a transaction that does not provide for 19.99% conversion. If the prospectus did not discuss these matters, please revise the proxy statement to describe the potential consequences to Platinum and its shareholders, including purchasers of the IPO shares, resulting from the absence of disclosure in the prospectus on those matters.

Response: We note the Staff’s comment and advise the Staff supplementally that in the restructured transaction the purchase price will be paid in shares of Platinum common stock. The Company will assume and repay at closing all of the indebtedness of TEC, which, as to long-term indebtedness, will amount to approximately $42 million. As the Company currently had approximately $108.3 million held in its trust account as of September 30, 2006, following consummation of the transaction and repayment of such indebtedness, it will have available over $60 million in cash, which will be sufficient funds to cover 19.99% conversions. Amendment No. 3 to the Preliminary Proxy Statement has been revised where applicable to provide additional disclosure in this regard.

14.
We note your response to comment nine from our letter of July 6, 2006. However, we also note that assertions in your response with respect to Lance Duncan's activities appear to be inconsistent with those provided elsewhere in your response letter and Proxy Statement.

For example:

•	Your response letter states that both Platinum and Tandem are “operating concerns” but Platinum is clearly not. It is a blank check company for the purpose of an acquisition.

•
On page 32 of the Company’s Proxy Statement filed on March 24, 2006, you stated: “On December 12, 2005, we entered into a confidentiality agreement with Mr. Lance Duncan, one of the founders of Tandem, who had been given limited authority to search for financing sources or merger candidates on behalf of Tandem.”

Securities and Exchange Commission
December 7, 2006

•
In your response letter of August 1, 2006, you now state that “As disclosed in the Proxy Statement, Mr. Duncan originally attempted to purchase TEC and Shamrock on his own. It was in that connection that he entered into a Confidentiality Agreement with Tandem that contemplated securities transactions.”

•
However, as you disclose currently in the Proxy Statement, Lance Duncan was instrumental in “introducing” Tandem and Platinum in early December, immediately after he executed the November 28 confidentiality agreement that you state was only executed in order for Duncan to purchase the entities himself.

•
On pages 39 and 40 of Amendment 2 to the Company’s Proxy Statement, you disclose: “On December 20, 2005, our Chief Executive Officer, Barry Kostiner, met with Mr. Duncan at the City Center in Dallas, Texas. At that meeting, which lasted for about two hours, Mr. Duncan provided additional confidential information, including a report of proved reserves on Tandem properties and interests prepared by Williamson Petroleum Consultants, Inc. During this period of time, Mr. Duncan also provided to us detailed information concerning the oil and gas reserves located in Tandem’s properties, including Tandem’s belief that there were substantial probable reserves expected beyond the proved reserves in the Williamson report. We understand from Tandem’s management that Mr. Duncan met with members of Tandem's management on December 28, 2005 and presented several proposals from various financing sources as well as Platinum’s proposal to purchase all of the outstanding common stock of Tandem. After protracted discussions, members of Tandem’s management outlined for Mr. Duncan the principal terms of a proposed transaction for discussion with and consideration by Platinum management.”

In your response letter of August 1, 2006, you only reproduce the last portion of the above-quoted passage (“Tandem’s management outlined for Mr. Duncan the principal terms of a proposed transaction for discussion with and consideration by Platinum management.”) and you state “Mr. Duncan did not assist Platinum in obtaining financing for this transaction.”

We also note that you have not addressed Mr. Duncan’s role in arranging the sale of Tandem Energy Corporation securities to Tandem Energy Holdings, an entity which was a blank check shell company at the time of such acquisition and he appears to have been instrumental in setting up. We note Platinum’s August 4, 2006 filing containing the Wall Street Journal article that states Mr. Duncan helped to organize Tandem’s Pink Sheets listing.

Securities and Exchange Commission
December 7, 2006

Please clarify Mr. Duncan’s role in arranging, structuring, and executing the Tandem Energy Holdings acquisitions and provide a legal analysis with respect to his need to register as a Broker Dealer. Upon receipt of your response, it will be forwarded to the Division of Market Regulation for review.

Response: We note the Staff’s comment and reiterate to the Staff that Mr. Duncan was acting as a purchaser for his own account with respect to the initial, but unsuccessful, attempt of Tandem to acquire the stock of TEC and the assets of Shamrock Energy Corporation. When Mr. Duncan learned in 2004 that TEC and Shamrock were for sale, he initiated a plan to acquire those businesses with the intent that, after the acquisitions were consummated, he would be a significant stockholder of the surviving entity (Tandem) (he was to receive in excess of 20% of the shares to be issued to the principals) and that he would have a significant role in the ongoing operations of the surviving entity and its assets (he would have served as a senior vice president of the entity). He involved Messrs. Williams and Mortensen because they assured him they could find the required financing and had the vehicle necessary to accomplish their combined objectives. Mr. Duncan openly expressed his view that the acquisition was his opportunity to move from the real estate business into the oil and gas business, and at all times during that period, Mr. Duncan was acting for himself and not for anyone else in connection with the failed transaction. It is clear that if Mr. Duncan had had the resources to accomplish the acquisition himself, he would have done so without seeking outside help; unfortunately that was not the case.

Section 3(a)(4)(A) of the Exchange Act defines a “broker” as “ . . . any person engaged in the business of effecting transactions in securities for the account of others.” A “dealer” is defined in Section 3(a)(5)(A) as “ . . . any person engaged in the business of buying and selling securities for such person’s own account through a broker or otherwise” but “does not include a person that buys or sells securities for such person’s own account . . . but not as a part of a regular business.” In his attempt to acquire the stock of TEC and the assets of Shamrock in late 2004 and early 2005, Mr. Duncan’s activities did not meet either of these definitions. He was a businessman who had engaged in various real estate-related activities prior to his attempt to get into the oil business through the acquisition of TEC and the assets of Shamrock and, based upon representations of Mr. Duncan and to the knowledge of the management of Platinum and Tandem, he has never been in the “business of effecting transactions in” or acquiring and selling securities. Further, he was clearly acting for his own account and for his own purposes in connection with his attempt to acquire TEC and the assets of Shamrock, and there is absolutely no evidence that he was acting for anyone else or for any other purpose.

As to the transaction in June 2005 whereby Tandem actually consummated the acquisition of TEC (which had by then acquired the assets of Shamrock), Mr. Duncan had absolutely no role. In actuality, Mr. Duncan (who, as previously indicated to the Staff, had no previous experience in the oil and gas industry) was advised that his services were not needed and his resignation from the board and as an officer of Tandem were requested and tendered. Tandem’s management offered Mr. Duncan a substantially reduced number of shares in Tandem in lieu of the cancelled shares he had previously been issued to settle any claims he might have against Tandem, but no agreement was ever reached in this regard. Since early June 2005, Mr. Duncan has had no role with Tandem or any of its affiliates. For the reasons indicated, Mr. Duncan was not acting as a broker or dealer in connection with either the failed or the subsequent successful acquisition by Tandem of TEC.

Securities and Exchange Commission
December 7, 2006

As to Mr. Duncan’s role in connection with Platinum’s proposed acquisition of Tandem, we acknowledge that some inconsistencies exist in the various drafts of the preliminary proxy statement and our responses to comments issued by the Staff with respect thereto and we sincerely apologize for those inconsistencies. The facts are that Mr. Duncan approached management of Tandem in late 2005 concerning the possible acquisition of Tandem for his own account, stating that he had commitments from some financing sources and believed he could obtain the remaining necessary financing if he were assured by management of Tandem that they would give him another opportunity to acquire Tandem. He offered to waive any and all claims that he might have to shares of Tandem in exchange for this opportunity, and management of Tandem agreed to this proposal. A confidentiality agreement was negotiated and executed by Tandem and Mr. Duncan permitting Mr. Duncan to disclose certain confidential information regarding Tandem to his financing prospects. Later, based on Mr. Duncan's production of term sheets and making representations that he would be able to obtain all of the necessary financing, management of Tandem had legal counsel prepare a draft of a merger agreement pursuant to which an entity controlled by Mr. Duncan would acquire Tandem.

In Mr. Duncan’s efforts to secure financing, he was eventually introduced to Mr. Nordlicht whom Mr. Duncan originally viewed as a potential financing source. Mr. Nordlicht, having heard about Tandem from Messrs. Crosby and Ritger, was more interested in exploring Tandem as a possible business combination for Platinum than in providing financing to Mr. Duncan for his own acquisition of TEC. As such, in discussions with Mr. Duncan, it was ultimately determined that Platinum would be the acquiring entity and would enter into direct discussions with Tandem with the intention of negotiating a merger transaction between Platinum and Tandem. As part of this process, a bid proposal was negotiated between Platinum and Mr. Duncan under which Platinum would acquire Tandem and Mr. Duncan would have an ongoing management position (President of Midland Operations) and an interest in a Profit Sharing Pool to be established. Later, this was changed so that Mr. Duncan would not have any continuing role with Platinum, but instead would receive a fee for having introduced the parties and a consulting arrangement for providing investigation and evaluation services to Platinum post-merger for possible future acquisitions. The draft agreement originally intended for use with Mr. Duncan’s proposed acquisition was subsequently used as the starting point for the merger agreement between Tandem and Platinum, which has now been replaced with the Asset Acquisition Agreement and Plan of Reorganization that is filed with Amendment No. 3 to the Preliminary Proxy Statement.

Securities and Exchange Commission
December 7, 2006

We have revised the disclosure on pages 9, 39 and 89 of Amendment No. 3 to the Preliminary Proxy Statement to address the Staff’s comment.

15.	In connection with the preceding two comments, please advise the Staff as to whether Lance Duncan is connected to or affiliated with any of the following entities:

• Mark III Energy Holdings, LLC • LDJ Corporation • BHB Operating, Inc. • Regal Quality Homes LP • Notch Corporation • L&H Family Partnership, Ltd. • Three T Corp. • Lubbock DPB, LLC • TT&H Company

If Lance Duncan is connected to or with any of such entities, please advise the Staff of the business activities carried out by each entity. Further, if the activities relate to the real estate, oil or gas industries, please provide the Staff with reconciliation to your response to comment nine from our letter of July 6, 2006 and disclose such activities in your Proxy Statement.

Response: We note the Staff’s comment and advise the Staff supplementally that Mr. Duncan has advised that he in fact, has some involvement with all of the noted entities and furnished the following information in such regard:

•   Mark III Energy Holdings, LLC - an entity formed in May 2006 by Mr. Duncan to engage in the oil and gas business.

•   LDJ Corporation - a company in which Mr. Duncan holds an interest that was formed to serve as the general partner of Trio Limited Partnership. Trio is engaged in the manufacture of pocket doors and also performs general residential construction work.

Securities and Exchange Commission
December 7, 2006

•   BHB Operating, Inc. - a company in which Mr. Duncan holds and interest that was formed to serve as a third-party (i.e., non-owner) operator of oil and gas leases and is expected to serve as the operator on leases acquired by Mark III Energy Holdings, LLC.

•   Regal Quality Homes LP - a company in which Mr. Duncan held an interest that engages in the business of building tract homes. (Mr. Duncan no longer has any ownership in this entity).

•   Notch Corporation - a company in which Mr. Duncan held an interest that is the owner of a patent for pocket doors. (Mr. Duncan no longer has any ownership in this entity).

•   L&H Family Partnership, Ltd. -a family partnership of which Mr. Duncan holds an interest and that held Mr. Duncan’s shares of Tandem that were cancelled and currently holds certain of his personal assets, including interests in oil and gas properties that he owns personally.

•   Three T Corp. - the general partner of L&H Family Partnership, Ltd. of which Mr. Duncan holds an interest.

•   Lubbock DPB, LLC - a company in which Mr. Duncan held an interest that engages in the construction of multi family housing (Mr. Duncan no longer has any ownership in this entity).

•   TT&H Company - the general partner of Regal Quality Homes LP of which Mr. Duncan once held an interest. (Mr. Duncan no longer has any ownership in this entity).

Reference is made to responses to prior comments in which we stated that Mr. Duncan was a businessman engaged in real estate related activities prior to his involvement with Tandem. All of the foregoing entities, except Mark III Energy Holdings LLC and BHB Operating, Inc., are businesses related to the real estate construction business. Mark III Energy Holdings, LLC and BHB Operating, Inc. are business relating to the ownership and operation of oil and gas properties and assets but, consistent with our prior disclosure, such activities were commenced after Mr. Duncan attempted to purchase TEC and Shamrock and after the execution of the Merger Agreement with Platinum. As Mr. Duncan will not have any management role with Platinum, we believe that his prior business activities are of no concern to our stockholders and, accordingly, we have not inserted any disclosure regarding Mr. Duncan’s associations with such entities. In addition, none of the above referenced businesses are or were engaged in the business of “effecting transaction in securities” or the business of “buying and selling securities.”

16.	We reissue comment 10 from our letter of July 6, 2006. Your response does not address the issues raised by the Staff, nor has the requested disclosure been provided in your Proxy Statement.

Securities and Exchange Commission
December 7, 2006

We also note the statements contained in your response to comment 4 from our letter of April 28, 2006 that Mr. Duncan “does not actually have any ownership interest in Tandem” and that “Mr. Duncan had the tacit understanding that, he would receive shares of the non-public entity, which would then be exchanged for shares of Tandem. As the financing was not obtained through the efforts of Mr. Duncan and his business acquaintances, Mr. Duncan never received shares of common stock of Tandem though he may have characterized himself as a founder.”

Please reconcile with the provisions of the letter agreement dated January 25, 2006, executed after the transactions between Tandem Energy Holdings, Tandem Energy Company, and Shamrock Energy Company were finally consummated in June of 2005, which clearly indicate that Lance Duncan is being paid $3 million for his common stock in Tandem Energy Holdings, Inc. the public (Nevada) corporation, not simply a “release of claims” of such ownership.

Additionally, please provide clear disclosure within your Proxy Statement with respect to the complete history of Mr. Duncan's ownership of Tandem Energy Holdings, Inc. (Nevada) and its predecessor, Pacific Medical Group, Inc., including dates of acquisition and disposition, consideration paid and received, and exemptive bases for such purchases and sales.

Response: We note the Staff’s comment and advise the Staff that on or about March 17, 2005, Mr. Duncan received a certificate for approximately 4.2 million shares of Tandem common stock originally issued by Mr. Mortensen to himself and, subsequently apportioned to others, including Mr. Duncan. Although Mr. Mortensen has not been cooperative, it is presumed that these shares were issued under the exemption provided by Section 4(2) of the Securities Act. Prior to the receipt of this certificate, Mr. Duncan did not own any shares of Tandem or its predecessor, Pacific Medical Group, Inc. These shares were issued to Mr. Mortensen and subsequently transferred to Mr. Duncan in anticipation of the acquisition by Tandem Energy Holdings, Inc. (Texas) of the stock of TEC and the assets of Shamrock and the subsequent reverse merger transaction with Tandem, neither of which occurred. These shares were among the shares cancelled by the management of Tandem for failure of consideration and Mr. Duncan surrendered the shares transferred to him for cancellation. As stated in the Company’s response to the Staff’s comment 14, the management of Tandem subsequently offered Mr. Duncan a substantially reduced number of shares of Tandem in replacement to settle any claims that he might have had against Tandem, but Mr. Duncan never agreed to accept those shares and they were never issued. Mr. Duncan approached the management of Tandem in late 2005 stating that he wanted to purchase Tandem and had commitments from some financing sources and could arrange the rest if the management of Tandem would give him another opportunity to acquire Tandem. He offered to waive any and all claims to any shares of Tandem in exchange for this opportunity and the management of Tandem agreed to his proposal. It now appears that we originally misunderstood Mr. Duncan’s relationship with, and activities relating to, Tandem and that, as such, reference in the January 25, 2006 letter was inaccurate in that it should have stated that Mr. Duncan was waiving and releasing any claims he might have to any shares of Tandem as part of the consideration for the payment of the $3 million.

Securities and Exchange Commission
December 7, 2006

We have revised the disclosure on pages 9, 39 and 89 of Amendment No. 3 to the Preliminary Proxy Statement to address the Staff’s comment.

17.
We note your response to comment 12 from our letter of July 6, 2006 with respect to certain issues presented by this Division's letter to Ken Worm dated January 21, 2000. We reissue, pending the transaction restructuring suggested by the company, as noted in comment one, above.

Response: We note the Staff’s comment and advise the Staff supplementally that, in light of the fact that the transaction has been restructured as an asset acquisition and Platinum is no longer acquiring shares of Tandem Energy Holdings, Inc. from parties who may be viewed as promoters or otherwise, the Company believes that the issues raised in the letter to Ken Worm are no longer applicable in this transaction. In fact, all of the shares of Tandem held by its stockholders will remain in the possession of those shareholders until the contemplated liquidation and dissolution of Tandem, at which point they will cease to exist.

18.
We also note the statement contained in your response to comment 12 that the prior owners of TEC and Shamrock discovered in May 2005 that 20 million shares of the public shell were “invalidly” issued to Lyle Mortensen due to a lack of consideration. Please provide the Staff with a legal analysis as to lack of consideration for such shares. We note in particular your disclosure that Mortensen supplied services to the public shell as its sole director until March 30, 2005.

Response: We note the Staff’s comment and advise the Staff supplementally that, in light of the fact that the transaction has been restructured as an asset acquisition and Platinum is no longer acquiring shares of Tandem Energy Holdings, Inc., Mr. Mortensen’s claim of ownership of Tandem’s shares is no longer a concern to Platinum or the transaction and, as a result, the Company believes this comment is no longer applicable.

19.
We also note the statement in response to comment 12 from our letter of July 6, 2006 that Williams and Mortensen were “fully reimbursed” for their purchase of Pacific Medical Group. Please include as disclosure within your Proxy Statement and include the basis for such statement.

Response: We note the Staff’s comment and advise the Staff supplementally that, in light of the fact that the transaction has been restructured as an asset acquisition and Platinum is no longer acquiring shares of Tandem Energy Holdings, Inc., issues relating to the prior corporate existence of Tandem is no longer a concern to Platinum or the transaction and, as a result, the Company believes this comment is no longer applicable.

Securities and Exchange Commission
December 7, 2006

20.
We also note the statement in your response to comment 12 from our letter of July 6, 2006 that Williams and Mortensen acquired the “public shell” that is now Tandem from John Karlsson, Esq., an attorney in Vancouver, British Columbia, Canada. Please disclose the manner by which such public shell was acquired.

Response: We note the Staff’s comment and advise the Staff supplementally that, in light of the fact that the transaction has been restructured as an asset acquisition and Platinum is no longer acquiring shares of Tandem Energy Holdings, Inc., the actions of Messrs. Williams and Mortensen are no longer a concern to Platinum or the transaction and, as a result, the Company believes this comment is no longer applicable.

21.
We note your response to comment 12 from our letter of July 6, 2006 that “it is due to a confluence of circumstances that Tandem's management did not obtain any agreements or other documentation relating to the change in control of Las Vegas Major League Sports, Inc. and Pacific Medical Group, Inc. rather than total disregard for corporate diligence.”

From your response, and as explained below, it is not exactly clear to the Staff what the “confluence of circumstances” were, but we do note your statement that Tandem's current management “were true 'sellers' and, as sellers, the corporate history of the public shell (i.e., Tandem) that would ultimately own TEC and Shamrock was not viewed as relevant to them and, as such they did not undertake to perform any due diligence with to Pacific Medical Group or its predecessor or their respective corporate histories. The Stockholders of TEC consented to the use of the Tandem' name by both the Texas corporation and the public shell, then known as Pacific Medical Group, because, as sellers, they did not have any further use for the name.”

We also note however, that the consideration to be paid by the Texas corporation was a combination of cash and stock, and further, that the subsequent acquisition of the Texas corporation was to be effected by the public shell through an exchange of shares.

As a result, it would appear to the Staff that the prior owners of TEC and Shamrock were “true sellers” as they would (and ultimately did) maintain an interest in the securities of the public shell.

Moreover, we note your response that, in mid-May 2005, Messrs. Culp and Cunningham began to request the shell company's corporate governance documents from various parties and found that much was missing.

Securities and Exchange Commission
December 7, 2006

Please provide disclosure to discuss the reasons why, in light of the fact that the prior owners of TEC and Shamrock suspected that they were not in possession of all material documents relating to the corporate structure of the public shell, they determined to proceed with the sale of TEC and Shamrock since they were to receive shares of the shell as consideration.

Response: We note the Staff’s comment and advise the Staff supplementally that, in light of the fact that the transaction has been restructured as an asset acquisition and Platinum is no longer acquiring shares of Tandem Energy Holdings, Inc., the prior ownership of TEC and Shamrock are no longer a concern to Platinum or the transaction and, as a result, the Company believes this comment is no longer applicable.

22.
We also note the statement in your response to comment 12 from our letter of July 6, 2006 that, “it is expected that Tandem's legal counsel will request various customary qualifications, exceptions and limitations to its opinion with respect to, among other things, prior issuances of stock by Tandem and pending, threatened or possible litigation as is fairly typical in transactions of this type and, in the ordinary course of the transaction (most likely during the period between the mailing of the Proxy Statement the meeting of stockholders when many closing issues will be addressed) the opinion be negotiated to a form acceptable to Platinum.”

Further, we note your statement that “the current management of Tandem...found due diligence regarding the [the public shell] to be irrelevant.”

Moreover, we note your statement that Tandem's management “was able to locate some documentation in the nature of sparse corporate minutes and transfer agent records dating from approximately March 1, 2005 and going forward, but they did not locate any documentation for the time prior to that date.”

Please clarify the terms “customary” and “transactions of this type.” The form of the opinion to be delivered in this transaction appears to be a material item of disclosure to be included any Proxy Statement mailed in light of the fact that, as noted above, current management states that it has no knowledge of prior events and there appear to be no corporate records during relevant periods for management to refer. Moreover, it is unclear how any “qualifications, exceptions and limitations to its opinion with respect to...prior issuances of stock by Tandem and pending, threatened or possible litigation” would be sufficient to cover facts not known by either management or counsel without nullifying an opinion that “all of the outstanding securities of Tandem Energy Holdings were issued in compliance with all applicable federal and state securities and corporate laws, and none of the outstanding securities has been issued in violation of any preemptive rights, rights of first refusal, or similar rights.”

Securities and Exchange Commission
December 7, 2006

Response: We note the Staff’s comment and advise the Staff supplementally that, in light of the fact that the transaction has been restructured as an asset acquisition and Platinum is no longer acquiring shares of Tandem Energy Holdings, Inc., prior share issuances of Tandem are no longer a concern to the transaction and, as a result, the Company believes this comment is no longer applicable.

23.
We note your response to comment 13 from our letter of July 6, 2006. We reissue, pending the transaction restructuring suggested by the company, as noted in comment one, above.

Response: We note the Staff’s comment and advise the Staff supplementally that, in light of the fact that the transaction has been restructured as an asset acquisition and Platinum is no longer acquiring shares of Tandem Energy Holdings, Inc., prior share issuances of Tandem are no longer a concern to Platinum or the transaction and, as a result, the Company believes this comment is no longer applicable.

24.
We note your response to 14 from our letter of July 6, 2006. We reissue, pending the transaction restructuring suggested by the company, as noted in comment one, above.

Response: We note the Staff’s comment and advise the Staff that, in light of the fact that the transaction has been restructured as an asset acquisition and Platinum is no longer acquiring shares of Tandem Energy Holdings, Inc., prior share issuances of Tandem are no longer a concern to Platinum or the transaction and, as a result, the Company believes this comment is no longer applicable.

Summary of the Proxy Statement
The Parties to the Merger
Platinum, page 7

25.
We note your response to comment 16 from our letter of July 6, 2006. If true, please disclose within all discussions of Platinum's valuation of Tandem throughout the Proxy Statement that Tandem's management had arrived at a valuation of $1.55 per share only six months earlier when acquiring the TEC and Shamrock assets and that Tandem had acquired no other significant assets between that valuation and the one made by Platinum which valued Tandem at $2.53 per share.

Response: We note the Staff's comment and advise the Staff that we have added disclosure to pages 12 and 40 of Amendment No. 3 to the Preliminary Proxy Statement to explain that Platinum management arrived at its valuation of the assets of TEC despite the fact that Tandem itself had valued such assets at a lower amount.

Securities and Exchange Commission
December 7, 2006

26.
We reissue comment 17 from our letter of July 6, 2006, which was a reissue of comment 11 from our letter of April 28, 2006. Specify in your disclosure the amount that will remain for “working capital” if full consideration is paid for the Tandem shares and $3 million is paid to Mr. Duncan. We note your response that only $408,000 will remain, prior to the reimbursement by Platinum for all capital and workover-related costs incurred by Tandem for the period from January 1, 2006 through the closing in an amount not to exceed an average of $700,000 per month.

Response: We note the Staff’s comment and advise the Staff that, as a consequence of restructuring the transaction and paying the consideration for the assets in shares of common stock of Platinum, there will be sufficient funds left in working capital which will obviate the need for a line of credit. Specifically, an amount equal to approximately $42 million of indebtedness of TEC will be retired at closing and a $3 million payment to Mr. Duncan will be paid at closing. As the Company had approximately $108.3 million held in the Company’s trust account as of September 30, 2006, there will be sufficient funds to cover closing expenses and to fund working capital.

27.
We reissue comment 18 from our letter of July 6, 2006. The chart supplied in your response letter appears incomplete as it did not provide a name for the line with a total of $39,003,449 and the disclosure requested was not provided in your Proxy Statement.

In connection with the preceding comment, we reissue comment 36 from our letter of April 28, 2006. In this section, please disclose the names of the “certain other members of management of Target have waived or will waive their right to receive forty cents ($.40) per share so that it can be allocated to the shareholders of [Tandem] who purchased their [Tandem] Common Shares directly from [Tandem] or through brokers or dealers in open market transactions, thus giving those Shareholders Four and 50/100 Dollars ($4.50) per share.” It does not appear that such “certain other members” have been named anywhere in the merger agreement or the Proxy Statement. Disclose how it was determined that the “certain other members of management” would forego a portion of their pro-rata holdings in the company in order to effectuate the merger. Disclose the total amount to be paid as consideration for the merger to each of the “Major Shareholders” and “certain other members of management,” taking into account those shareholders agreeing to the lesser amount, those to receive $4.50, and the payment of what you have described as “the amount required to retire the indebtedness of Tandem and its subsidiaries of approximately $42 million.” If true, provide disclosure that payment of such indebtedness will result in payment to the Major Shareholders for their interests in TEC and Shamrock. Disclose the consideration to be received by each of the Major Shareholders and each of the “certain other members of management.”

Securities and Exchange Commission
December 7, 2006

Response: We note the Staff’s comment and advise the Staff that, in light of the fact that the transaction has been restructured as an asset acquisition and Platinum is no longer acquiring shares of Tandem Energy Holdings, Inc. and payment to the Major Shareholders is no longer a concern of the Company, the Company believes this comment is no longer applicable.

Tandem, page 7

28.
We note your response to comment 19 from our letter of July 6, 2006. We reissue, pending the transaction restructuring suggested by the company, as noted in comment one, above.

Additionally, we note your statement “Copies of all agreements evidencing such transactions have previously been furnished to the Staff supplementally in response to comments.” Please provide the Staff with an index of where each agreement may be found.

Response: As a consequence of restructuring the transaction, we believe that the first part of this comment is no longer applicable. With respect to the index requested, we note the Staff’s comment and thereto we direct the Staff to the correspondence filing filed in connection with the Company’s Form S-4 filed November 7, 2006 and withdrawn on December 7, 2006, which contains an index of the supplemental materials previously filed as correspondence and provided supplementally to the Staff. In order to make clear the order of the materials supplied we refiled as correspondence with the Form S-4 previously provided materials as well. We have included in the index a cross-reference to the comment contained in the Staff’s letter to which each attachment relates.

Introduction of Tandem to Platinum

We note your response comment 20 from our letter of July 6, 2006. Please disclose all connections between Roland Carey and Lance Duncan. Include the date when, and manner in which, they were introduced.

Response: We note the Staff’s comment and advise the Staff that, in October 2004, Mr. Duncan called Mr. Clois Talbot to see if he was aware of anyone that might be interested in providing financing for Mr. Duncan’s initial proposed acquisition of the stock of TEC and the assets of Shamrock. Mr. Talbot suggested that Mr. Duncan speak with Mr. Kerry Smith who might be interested in providing financing. Mr. Smith said that he did not have any interest, but suggested that Mr. Duncan might want to talk with Roland Carey, who Mr. Smith said was well-funded and looking for opportunities in the oil and gas sector. Based on Mr. Smith’s recommendation, Mr. Duncan called Mr. Carey, who expressed interest and eventually introduced Mr. Duncan to Ron Williams. Although Mr. Duncan does not remember the precise dates of the calls to Messrs. Talbot, Smith and Carey, he has indicated that all calls occurred in the month of October 2004. We have added disclosure on page 89 of Amendment No. 3 to the Preliminary Proxy Statement to disclose this information.

Securities and Exchange Commission
December 7, 2006

30.
Please disclose all connections between Howard Crosby and Lance Duncan. Disclose the manner in which Crosby and Duncan were introduced.

Response: We note the Staff’s comment and advise the Staff that Mr. William Ritger introduced Mr. Duncan to Mr. Howard Crosby at an oil and gas conference approximately two years ago. Mr. Duncan met Messrs. Ritger and Crosby in New York in December 2005 at Houston’s restaurant when he was seeking financing for his attempt to acquire Tandem. At that meeting, Mr. Crosby suggested that he contact Mr. Mark Nordlicht because, according to Mr. Crosby, Mr. Nordlicht was interested in investments in the oil and gas industry. We have added disclosure on page 9 and 39 of Amendment No. 3 to the Preliminary Proxy Statement to disclose this information.

31.
We note your response to comment 21 from our letter of July 6, 2006. We reissue. Your response does not appear to address the issues raised by the Staff and the disclosure to which you refer in your response does not appear in your Proxy Statement.

We note your disclosure that Mark Nordlicht “generally” had become aware of the existence of Tandem through “a business acquaintance,” William Ritger, and a “close friend,” Howard Crosby.

Disclose the dates upon which each William Ritger and Howard Crosby first told Mark Nordlicht about each Pacific Medical Group, Inc., Tandem Energy Holdings, Inc., Tandem Energy Corporation, and Shamrock Energy Corporation.

Response: We have added disclosure on page 9 and 39 of Amendment No. 3 to the Preliminary Proxy Statement regarding that Mr. Crosby first told Mr. Nordlicht about Tandem on December 7, 2005. Mr. Nordlicht followed up that conversation with a conversation with Mr. Ritger later that day.

32.
We note your response to comment 22 from our letter of July 6, 2006. We reissue comment 22. Please confirm or clarify your dates, as it is unclear why Mark Nordlicht and Crosby became the holder of the sole outstanding share of PDMI and Messrs. Nordlicht and Crosby were appointed to the PDMI board on January 20, 1996 if PDMI was incorporated on January 12, 2006.

Additionally, please advise the Staff of the connections between the individuals listed in your response (other than Nordlicht and Crosby) and the proposed transaction between Platinum and Tandem. Additionally advise the Staff of the connections between the individuals listed in your response (other than Nordlicht and Crosby) and both Platinum and Tandem, as well as their predecessor entities. Further, advise the Staff of the connections between the individuals listed in your response (other than Nordlicht and Crosby) and any public company registered in the United States.

Securities and Exchange Commission
December 7, 2006

Response: We advise the Staff that the dates indicated are correct. PDMI was incorporated and the Memorandum and Articles of Association was filed pursuant to the Company’s Law (2004) in the Cayman Islands on January 12, 2006 by CARD Corporate Services, an entity associated with Charles Adams, Ritchie & Duckworth, a local Cayman Islands law firm. On January 20, 2006 CARD, as sole stockholder of the single outstanding share of PDMI, assigned that share to Mark Nordlicht and appointed the current slate of directors. On February 28, 2006, the Board of Directors of PDMI allocated and issued to management of PDMI (including Messrs. Nordlicht and Crosby) shares of PDMI stock.

In addition, we inform the Staff that Mr. Thomas Loukes is the President and Chief Executive Officer and a director of Trend Mining Company and Mr. John Ryan is a director of Trend Mining Company. Other than as set forth above, to the knowledge of Platinum, there are no connections between any of the persons (other than Messrs. Nordlicht and Crosby) listed in our response to Comment 22 in our letter to the Staff dated August 1, 2006 and the proposed transaction between Platinum and Tandem, any of their predecessor entities, or any public company registered in the United States. For the sake of clarity, our reference to “connections” does not include investments.

33.
In connection with the preceding comment, please disclose the date upon which Messrs. Nordlicht and Crosby first discussed becoming involved in any SPAC or similar entity listed either in the United States or the United Kingdom.

Response: We note the Staff's comment and have disclosed on page 9 and 39 of Amendment No. 3 to the Preliminary Proxy Statement that Mr. Nordlicht and Mr. Crosby first discussed becoming involved in a SPAC, specifically in the mining sector, on September 14, 2005.

34.
We reissue comment 23 from our letter of July 6, 2006. We note your response but the disclosure contained on Page 9 of your Proxy Statement does not match your response. Please reconcile.

Response: We have added disclosure on pages 9 and 39 of Amendment No. 3 to the Preliminary Proxy Statement to address the Staff’s comment.

35.
We note your response to comment 25 from our letter of July 6, 2006. Please provide the Staff with an index of such documents, with cross-references to where and when such documents were provided.

Response: We note the Staff’s comment and thereto we direct the Staff to the correspondence filing filed in connection with the Company’s Form S-4 filed November 7, 2006 and withdrawn on December 7, 2006, which contains an index of the supplemental materials previously filed as correspondence and provided supplementally to the Staff. In order to make clear the order of the materials supplied we refiled as correspondence with the Form S-4 previously provided materials as well. We have included in the index a cross-reference to the comment contained in the Staff’s letter to which each attachment relates.

Securities and Exchange Commission
December 7, 2006

Merger Consideration page 10

36.
We note your response to comment 29 from our letter of July 6, 2006 that, “to knowledge and to the knowledge of Tandem's current management, none of the shareholders of Tandem, other than Jack Chambers, is subject to a permanent injunction or consent decree relating to securities.”

However, we note that the Permanent Injunction at issue with respect to Jack Chambers also names his father, Rex Chambers. Please explain your response.

Response: We note the Staff’s comment and advise the Staff supplementally that our response indicated that to the knowledge of Tandem’s current management, other than the injunction against Jack Chambers, which was viewed as including the injunction against Rex Chambers, none of the shareholders of Tandem are subject to a permanent injunction or consent decree relating to the securities. We have revised the disclosure on page 90 of Amendment No. 3 to the Preliminary Proxy Statement to correct this oversight.

Conversion Rights page 12

37.
We reissue comment 30 from our letter of July 6, 2006, which was a reissue of comment 42 from our letter of April 28, 2006. Disclose the consequences if the company's attempts to secure a line of credit to fund conversion payments is not successful. We note your response but the company does not appear to have yet secured any line of credit. Is the commitment for which Platinum has yet to negotiate definitive documentation irrevocable? Accordingly, we reissue.

Response: We note the Staff’s comment and advise the Staff that as a consequence of restructuring the transaction, there will be sufficient funds available after retiring Tandem’s indebtedness, paying Mr. Duncan a finder’s fee and satisfying deal related expenses to fund conversion payments, thus alleviating the need to secure a line of credit.

38.
We reissue comment 31 from our letter of July 6, 2006, which was a reissue of comment 43 from our letter of April 28, 2006. Disclose the reasons why you have structured an acquisition that provides for no more than 3.7% conversion when your certificate of incorporation appears to require you to provide for 19.99%. Your response referring us to your response to comment 8 does not appear to adequately address our concern. Accordingly, we reissue.

Response: We note the Staff’s comment and advise the Staff that as a consequence of restructuring the transaction, there will be sufficient funds available after retiring TEC’s indebtedness, paying Mr. Duncan his finder’s fee and satisfying deal related expenses to fund conversion payments as required by our certificate of incorporation.

Securities and Exchange Commission
December 7, 2006

Risk Factors page 23

39.
Expand your disclosure to include the fact that in your current reserve report your independent engineers have forecast your proved producing reserves to decline at a rate of 12% per year. Unless you undergo successful exploration or development activities or purchase additional reserves, all of which require additional capital, your production and reserves will continue to decline. Please revise.

Response: We have added a risk factor on page 24 of Amendment No. 3 to the Preliminary Proxy Statement to address the potential decline of Platinum’s production and reserves after the acquisition.

40.
Include a risk factor that indicates that many of your wells produce at production rates which are below 1 barrel of oil per day, while producing waste water many times that rate. A decline in oil and gas prices may cause your operations to become unprofitable sooner than companies producing at higher rates of production. This may cause you to report and write-off reserves.

Response: We have added a risk factor on page 25 of Amendment No. 3 to the Preliminary Proxy Statement to address the potential effect that the decline in oil and gas prices could have on Platinum’s profitability.

41.
We note your response to comment 34 from our letter of July 6, 2006. Please update your disclosure to the latest practicable date on this issue. Additionally, in all locations discussing the existence of the Florida suit, please include disclosure that the lawsuit could result in a liability against Tandem and quantify such liability.

Response: We have updated our disclosure on pages 88 and 95 of Amendment No. 3 to the Preliminary Proxy Statement as requested by the Staff.

42.
We reissue comment 35 from our letter of July 6, 2006. We note your response, but it was not included as disclosure as requested by the Staff. Accordingly, we reissue. Additionally, please include this disclosure in all locations discussing the existence of the Florida suit.

Disclose whether Platinum's management believes the indemnification by “certain Tandem stockholders” is sufficient, and, if so, disclose the basis for such determination, including specific reference to the limitations on such indemnification as provided in the merger agreement and your disclosure that no amounts are held in escrow to support the indemnification. Are the indemnification obligations sufficient guarantee to make Tandem whole in the case of the 2.878 shares for which certificates have not been returned? What is the basis for the view of Tandem's management? Include these items as disclosure in your Proxy Statement.

Response: We note the Staff's comment and advise the Staff supplementally that, in light of the fact that the transaction has been restructured as an asset acquisition and Platinum is no longer acquiring shares of Tandem Energy Holdings, Inc., the lawsuit relating to the ownership of shares in Tandem is no longer a concern to Platinum or the transaction. Nevertheless, the major stockholders of Tandem still provide indemnification to Platinum relating to such lawsuit and the Company believes that such indemnification is sufficient.

Securities and Exchange Commission
December 7, 2006

43.
We reissue comment 36 from our letter of July 6, 2006. We note your response but it does not address all issues raised by the Staff and it was not included as disclosure. Please include this disclosure in all locations discussing the existence of the Florida suit.

In connection with the preceding comment, please disclose Platinum's management views and plans with respect to the issue of Tandem's capitalization. What will Platinum do if the case brought by Tandem is not successful? Has Platinum, as the indemnitee, taken over control of the case in Nevada pursuant to the terms of the merger agreement? How has this impacted Platinum and its shareholders? How will it impact Platinum and its shareholders going forward? Has Platinum disclosed the issue to potential lenders? Has the issue affected the ability of Platinum to access lines of credit? If so, in what manner(s)?

Response: We note the Staff’s comment and advise the Staff supplementally that, in light of the fact that the transaction has been restructured as an asset acquisition and Platinum is no longer acquiring shares of Tandem Energy Holdings, Inc., the lawsuit relating to the ownership of shares in Tandem is no longer a concern to Platinum or the transaction and, as a result, the Company believes this comment is no longer applicable.

Special Meeting of Platinum Stockholders
Platinum Fairness Opinion, page 37

44.
We reissue comment 39 from our letter of July 6, 2006. We note your response, as well as your responses to comments 48 and 49, particularly the statements:

“while inevitably the knowledge that the board of directors has received a fairness opinion from an independent investment banker with expertise in the oil and gas industry provides comfort for stockholders with respect to merits of the transaction, the board’s purpose in obtaining the fairness opinion was for due diligence. Under the terms of the merger agreement, the Company has a “due diligence out” which... permits the Company to terminate the merger agreement if it is not satisfied in its sole discretion with its legal, financial, geological, and business investigations of the business, assets and liabilities of the Company. Accordingly, as part of the board's ongoing assessment as to whether to exercise that due diligence out it, among other things, decided to seek a fairness opinion.”

Securities and Exchange Commission
December 7, 2006

In your June 5, 2006 letter you stated: “Management of Platinum believes that obtaining a fairness opinion is useful in the due diligence process and is important in establishing stockholder confidence in the transaction and obtaining stockholder approval by providing independent support for the board's recommendation to the stockholders.”

However, the opinion provided by C. K. Cooper specifically states that C. K. Cooper had not independently verified any of the information supplied to it and, with respect to financial forecasts, C. K. Cooper relied upon those by Platinum's own management.

In light of these qualifications and exceptions, please clarify in your proxy the particular due diligence purpose served in obtaining such an opinion. Please disclose the reason for obtaining a fairness opinion that was based only on information provided by management and expressly cannot be relied upon by anyone but management.

As the Staff noted in its last letter, you had previously disclosed “the benefit of a fairness opinion in the due diligence process and its importance in establishing stockholder confidence in the transaction” and the Staff issued a comment with respect to the manner by which “stockholder confidence in the transaction may be established” through an opinion if the provider of the fairness opinion will not allow shareholders to rely upon such opinion.

Your response was to delete reference to “stockholder confidence” and supply a statement in your response letter that “inevitably the knowledge that the board of directors has received a fairness opinion from an independent investment banker with expertise in the oil and gas industry provides comfort to stockholders with respect to merits of the transaction.”

Please clarify how it is “inevitable” that Platinum shareholders would receive comfort from a fairness opinion upon which they cannot rely.

Response: We note the Staff’s comment and advise the Staff that as a consequence of restructuring the transaction, C.K. Cooper issued a new fairness opinion for the restructured transaction. C.K. Cooper presented its new fairness opinion to the board of directors of Platinum at its meeting to approve the newly restructured transaction.

The Merger Proposal
Potential for Future Growth, page 42

45.
We reviewed your response number 21 of your August 1, 2006 letter which indicates you have deleted all references to “substantial additional reserves are contained in existing properties.” However, we note the disclosure remains. We reissue comment number 21 of our June 30, 2006 letter.

Securities and Exchange Commission
December 7, 2006

Response: We note the Staff's comment and while we understand that the Staff's position is that given the lack of a documented reserve report which quantifies probable and possible reserves, it is inappropriate to include references such as "substantial additional reserves are contained in existing properties", we note that, as previously disclosed, one of the factors that the board gave considerable weight to was the potential for future growth of TEC, which was based in part on TEC's management's belief that there was a greater potential in the assets for exploration and production. As such, to accurately and completely disclose the reasons for the board's decision to approve the acquisition, we have revised the disclosure on page 44 to reflect the fact that the board gave considerable weight to this potential, despite the lack of a documented reserve report that quantified such probable and possible reserves.

46.
We reissue comment 69 from our letter of April 28, 2006. We note your response: “We further advise the Staff that the statements made in our prior response about Tandem's ability and willingness to obtain capital of $10-12 million is not inconsistent with statements of unwillingness to secure the “necessary capital expenditures” which Tandem's management estimated to be far in excess of its limited funds available under its credit facility and its willingness.” Please explain.

Response: At the time that the initial discussions with Platinum commenced, TEC had utilized most of its line of credit with Guaranty Bank of Texas in acquiring and operating its existing assets, and to expend the $10-12 million TEC would have had to seek an increase it its borrowing limit (of which there was no guarantee) and such additional borrowing would have put added strain on TEC’s ability to finance its debt burden out of its cash flow. The fact that management of Tandem was not willing to put its business and assets in jeopardy by incurring additional debt or suffer the dilutive effect of obtaining, if available, an infusion of equity was a reasonable business decision and is consistent, in our opinion, with our prior statements on this subject.

Unaudited Pro Forma Financial Statements, page 65

47.
We have reviewed your response to comment 4 stating the purchase price allocation is preliminary. Please revise to discuss the reasons why your purchase price is preliminary (i.e. identify the information that you have arranged to obtain) and indicate when the allocation is expected to be finalized. Refer to paragraph (51)(h) of SFAS 141.

Response: We note the Staff’s comments and advise the Staff supplementally that the purchase price allocation is a preliminary allocation contingent upon the closing of the transaction which we believe is a good faith estimate based upon information currently available including the fairness opinion prepared by C.K. Cooper and the Reserve Report prepared by Williamson Petroleum Consultants. Upon the closing of the transaction or shortly thereafter we will engage a firm to prepare a final valuation of the assets and liabilities acquired in the transaction. At such time as the valuation is complete, we will adjust the allocation of the purchase price amongst the acquired assets and liabilities to reflect the final valuation as prescribed by Statement of Financial Accounting Standards No. 141, Business Combinations (“SFAS No. 141”). We believe that our estimated allocation will not materially change. The liabilities are expected to be realized within one year of the consummation of the transaction and accordingly, no discount is required since the liabilities are already recorded net of discounts where required. We have updated our disclosure on page 68 of Amendment No. 3 to the Preliminary Proxy Statement.

Securities and Exchange Commission
December 7, 2006

Notes to Unaudited Pro Forma Condensed Consolidated Financial Statements

Income Statement Pro Forma Notes

Note C, page 67 and 72

48.
We have reviewed your response to comment 5; however it is still not clear how this adjustment is within the criteria of Article 11 of Regulation S-X. It appears the $37,605,730 (credit) being recorded as a pro forma adjustment related to the Platinum/Tandem acquisition actually relates to a one time (or non-recurring) charge that was incurred for the Tandem/TEC acquisition. Please note that an infrequent or non-recurring charges presented in historical statements that are not directly affected by the current transaction (i.e. Platinum/Tandem) can not be eliminated when arriving at pro forma results. Please advise or revise to exclude this adjustment.

Response: We note the Staff’s comment and advise the Staff supplementally that offer letters regarding new compensation agreements with the management of Tandem have been executed and contemplate entering into employment agreements to become effective upon the consummation of the transaction with TEC. The pro forma adjustment for stock compensation to the management of Tandem represents the difference between the historical stock compensation for 2005 and the new arrangements with the same management team, all of which will become effective upon the consummation of the transaction with TEC. The pro forma adjustment also accounts for the elimination of historical stock compensation for 2005 of other members of the management of Tandem who will no longer be employed by Tandem upon consummation of the transaction with TEC. The difference between historical total compensation to the management of Tandem and the new compensation amounts for post-acquisition periods is $37,305,730 which is the pro forma adjustment reflecting the elimination of $37,605,730 of historical stock compensation and the inclusion of $300,000 of new compensation. We believe that the pro forma adjustment made is factually supportable (based on a comparison of new compensation and 2005 historical compensation), directly attributable to the transaction with TEC (the new compensation agreements with the management of Tandem are anticipated to become effective with the consummation of the transaction with TEC and certain other members of the current management of Tandem will no longer remain employed by Tandem upon the consummation of the transaction with TEC), and is expected to have a continuing impact on the operations of Platinum.

Securities and Exchange Commission
December 7, 2006

Employee/Consultant	Stock Compensation Expense - Tandem Historical	Stock Compensation Expense Upon Completion of Acquisition	Pro Forma Adjustment

Tim Culp	6,558,228	—	(6,558,228)
Jack Chambers	4,372,152	—	(4,372,152)
Mickey Cunningham	9,526,076	100,000	(9,426,076)
Todd Yocham	9,526,076	100,000	(9,426,076)
Dyke Culp	546,519	—	(546,519)
Rex Chambers	1,190,759	—	(1,190,759)
Toben Scott	1,835,000	100,000	(1,735,000)
Donnie Mixon	300,000	—	(300,000)
John Pentomy	23,520	—	(23,520)
Trevor Blank	19,600	—	(19,600)
William Ritger	127,400	—	(127,400)
Capital Access	164,000	—	(164,000)
Ronnie Chambers	73,400	—	(73,400)
Coast Capital	328,000	—	(328,000)
Redwood Consultants	335,000	—	(335,000)
Ron Williams	2,680,000	—	(2,680,000)
Stock Compensation Expense	$37,605,730	$300,000	$(37,305,730)

Securities and Exchange Commission
December 7, 2006

49.
We also noted in your response to comment 5, the anticipated stock compensation expense ($4,418,333 debit) is factually supportable, directly attributable to the transaction and expected to have a continuing impact on the statement of operations. Please explain how you reached your conclusions.

Response: We note the Staff’s comment and advise the Staff supplementally that in connection with the consummation of the transaction with TEC we executed an agreement with Lance Duncan. The agreement provides for Mr. Duncan to receive shares of our stock valued at $5,000,000 over the 18 month period following the consummation of the transaction with TEC. The pro forma adjustment in the amount of $4,033,333 represents the value of the stock compensation that Mr. Duncan is entitled to in the twelve months following the consummation of the transaction with TEC. We believe that the pro forma adjustment made is factually supportable (the new compensation agreement with Mr. Duncan), directly attributable to the transaction with TEC (the new compensation agreement with Mr. Duncan will become effective with the consummation of the transaction with TEC), and is expected to have a continuing impact on the operations of Platinum.

Tandem Energy Holdings, Inc. December 31, 2005 Audited Financial Statements

Notes to Consolidated Financial Statements

Note 3. Common Stock and Significant Transactions

General

50.
We have read your response to comment 8 and noted you adjusted the fair value of the stock issued from $1.55 to $3.00 based on a new measurement date. Please provide a detailedanalysis of how you determined the fair value utilized and the measurement date in accordance with EITF 99-12 citing the material changes in the acquisition agreements.

Response: We note the Staff’s comment and, based upon information provided by management of Tandem, we offer the following analysis regarding Tandem’s establishment of the new measurement date and the fair value associated with the stock issued at $3.00 per share.

Securities and Exchange Commission
December 7, 2006

As discussed in Note 3 “5. Termination of Original TEC/Shamrock Acquisition Agreements and Cancellation of Stock” and “6. Revised TEC/Shamrock Purchase Agreements” of the Notes to Tandem’s Consolidated Financial Statements, on May 31, 2005, Tandem’s board of directors terminated the original acquisition agreements and cancelled all 20 million shares of common stock of Tandem issued on March 17, 2005, and, on June 1, 2005, Tandem entered into revised and restated the TEC/Shamrock purchase agreements. The transactions contemplated by the revised and restated purchase agreements were consummated on June 8, 2005.

Determination of Measurement Date

In accordance with EITF 99-12, Tandem established a new measurement date of June 8, 2005 to value the shares issued as consideration under the acquisition agreements as June 8th is the date on which the transactions under the restated agreements among Tandem, TEC and Shamrock were consummated. In support of the new measurement date, paragraph 5 of EITF 99-12 states that “if the purchase price (the number of shares or the amount of other consideration) is subsequently changed as a result of further negotiations or a revised acquisition agreement, a new measurement date for valuing the acquirer’s marketable equity securities that will be issued to effect the combination is established as of the date of the change”. The Task Force limits the availability of establishing a new date to circumstances involving substantive changes. Management of Tandem has advised that it believes the changes in the consideration between the original agreement dates of March 1, 2005, and the restated agreement consummation dates of June 8, 2005 are substantive based upon the following:.

	March 1, 2005	June 8, 2005
Share exchange (Tandem/TEC):
Cash	$22,000,000	--
Note	--	$12,000,000
Stock	4 million shares	3 million shares
Assumption of debt	--	$13,000,000

Purchase of Shamrock assets:
Cash	$16,900,000	$12,700,000
Notes	--	$9,000,000
Stock	--	7.5 million shares

Securities and Exchange Commission
December 7, 2006

Accordingly, we have been advised by management of Tandem of its belief that a new measurement date of June 8, 2005 is appropriate under the circumstances due to the substantive changes in the agreements.

Fair Value Determination

The fair value was determined in accordance with paragraph 4 of EITF 99-12 based on “the market price of the securities over a reasonable period of time before and after the terms of the acquisition are agreed to and announced”. The Task Force has indicated that “the reasonable period of time referred to in paragraph 74 of APB Opinion 16 is intended to be very short, such as a few days before and after the acquisition is agreed to and announced”. Accordingly, management of Tandem took the average of the closing trading price of Tandem’s common stock over the period 2 days before and 2 days after the June 8, 2005 measurement date which resulted in an average closing price of $3.00 per share. Even if management of Tandem had used the announcement date of June 10, 2005 as the new measurement date, the average closing trading price over the same time period would, nevertheless, have yielded a $3.00 per share value.

51.
It appears from your disclosure that Tandem had 2,266,322 of issued and outstanding shares of common stock prior to the acquisition with TEC (16,322 related to acquisition of Pacific, 2,250,000 issued to third parties). The 2,250,000 shares do not appear to be accounted for in the recapitalization. Please note that these additional shares would have an impact on the common stock account and the entries required to eliminate the accumulated deficit and retained earnings of Tandem in the recapitalization. Please clarify and revise.

Response: We note the Staff’s comment and, based upon information from management of Tandem, we have clarified the disclosures throughout Amendment No. 3 to the Preliminary Proxy Statement to indicate that Tandem has accounted for the transaction between Tandem and TEC as a “combination of entities under common control” similar to that of a pooling of interests. Tandem has recognized the fair value cost of these shares as compensation expense related to the original transactions that were terminated on May 31, 2005.

Note 7. Compensation Shares, F1-14.

52.
We note your disclosure that Tandem issued 9,143,000 shares of common stock as compensation to the management team. It appears these shares were actually issued as part of the 20 million shares issued to satisfy the terms of the restated stock purchase agreement between Tandem Energy Holdings and TEC and should therefore be reflected as part of the acquisition and not compensation. Please revise.

Securities and Exchange Commission
December 7, 2006

Response: We note the Staff’s comment and, based on information provided by management of Tandem, we have clarified and revised the disclosures throughout the Amendment No. 3 to the Preliminary Proxy Statement to indicate that Tandem has accounted for the transaction between Tandem and TEC as a “combination of entities under common control” similar to that of a pooling of interests. Since these shares were issued in conjunction with, and subject to, the restated transactions between Tandem and TEC, and since Mr. Culp effectively controlled both TEC and Tandem just prior to the consummation of the transactions, Tandem management believes that the 9,143,000 shares are properly accounted for as stock-based compensation expense in accordance with SFAS 123(R). Only 10,500,000 shares of Tandem common stock were issued to satisfy the terms of the TEC/Shamrock purchase transaction, while 9,143,000 and later 357,000 shares were issued to retain the management team needed to operate Tandem.

53.
We have reviewed your response to comment 10 and it appears that the disclosure here and throughout the document is not consistent with your response. Please revise your disclosure to clearly state that these shares were part of the 20 million shares issued in connection with the fulfillment of the acquisition between Tandem Energy Holdings, Inc. (Texas) and TEC and since this transaction was not consummated these shares were never validly issued.

Response: We note the Staff’s comment and advise the Staff that, based upon information provided by management of Tandem, we have expanded the disclosure throughout Amendment No. 3 to the Preliminary Proxy Statement, wherever the cancellation of the 20 million shares of Tandem common stock is discussed, to include reference to the fact that these shares, which were originally issued in fulfillment of the contemplated transaction between Tandem Energy Holdings, Inc. (Texas) and Tandem, were cancelled because that transaction was never consummated.

54.
The disclosure of 257,000 compensation shares issued during June-July 2005 does not reconcile to the shares issued for compensation (357,000) disclosed on F1-12. Please clarify and revise.

Response: We note the Staff’s comment and, based upon information provided by management of Tandem, we have revised the table on page F1-12 to break out the 357,000 shares of Tandem common stock into two separate components as shown on page F1-14.

Note 9. Acquisition of Shamrock Assets TEC, F1-15

55.
It appears that the total consideration paid for the 2/3 interest in Shamrock increased from $19.9 million to $25 million. It is unclear why you recorded an additional $10.5 million as a distribution to the predecessor shareholder when change in the total consideration paid was only $5.1 million. Please clarify and revise.

Securities and Exchange Commission
December 7, 2006

Response: We note the Staff’s comment and advise the Staff that, based upon information provided by management of Tandem, the $19.9 million purchase price as originally disclosed included 3,500,000 shares of stock valued at $5.4 million ($1.55 per share based on net asset value). However, the value of the stock was not reflected on Tandem’s consolidated balance sheet and statement of stockholders’ equity (deficit) as an additional distribution to the predecessor shareholder. When Tandem recalculated the fair value of the 3,500,000 shares of common stock in Amendment No. 2 to the Preliminary Proxy Statement at $10.5 million (based on the $3.00 average trading price, as discussed in response to Comment 50), the entire $10.5 million was recognized as a distribution to stockholders; this was reflected as the correction of an error on page F1-19 in the previously filed Amendment No. 2 to the Preliminary Proxy Statement.

Note 10. Acquisition of TEC, F1-15

56.
We have reviewed your response to comment 7 and it is still unclear how the $12 million note payable issued as part of the purchase of TEC can be recorded as a distribution to a TEC shareholder within retained earnings. It appears this amount was paid as consideration for the acquisition of TEC would be more appropriately reflected in additional paid in capital. Please advise or revise.

Response: We note the Staff’s comment and, based on information provided by management of Tandem, we advise the Staff that since the determination has been made that the acquisition of TEC by Tandem was accounted for as a combination of entities under common control, the proper accounting treatment should be as reported, that is, as a distribution to a stockholder.

57.
We have reviewed your response to comment 11 and noted your disclosure that this transaction was accounted for as a combination between entities under common control. This appears to be inconsistent with the accounting and disclosure of the transaction here and F1-38. It is our understanding that Tandem Energy Holdings was a shell company that issued approximately 20 million shares for the transactions between Tandem/TEC and TEC/Shamrock resulting in an individual who controlled Shamrock and TEC to become the majority shareholder, member of the Board and member of management of Tandem Energy Holdings, effectively resulting in a change of control of Tandem Energy Holdings. Please revise your document to clearly state the result of this transaction and that it was accounted for as a recapitalization.

Response: We note the Staff’s comment and refer the Staff to our response to comment 52. Based upon information provided by management of Tandem, we have revised Amendment No. 3 to the Preliminary Proxy Statement to clearly indicate that the restated transaction between Tandem and TEC has been accounted for as a “combination of entities under common control”.

Securities and Exchange Commission
December 7, 2006

Financial Statements of Platinum Energy Resources, Inc.

General

58.
We have reviewed your response to comment 19 noting you believe the warrants are correctly classified as equity instruments. As discussed in our prior comment, the warrants were issued as a “unit” offering and therefore you will be required to file timely updates to the registration statement and deliver a current prospectus at the time the warrants are exercised. Paragraph 17 of EITF 00-19 states that if the contract requires physical or net-share settlement by delivery of registered shares and does not specify any circumstances under which net-cash settlement is permitted or required, and the contract does not specify how the contract would be settled in the event the company is unable to deliver registered shares, then net cash settlement is assumed if the company is unable to deliver registered shares because it is unlikely that nonperformance would be an acceptable alternative. Your warrant agreement does not specify the circumstances under which net cash settlement would be permitted. The warrant agreement does not state explicitly the issuer has no obligation to settle the warrant in the absence of an effective registration statement and the warrant can expire unexercised or unredeemed. Considering this, liability classification would appear appropriate. Please revise your financial statements to classify the warrants as liabilities and to subsequently adjust the warrants to fair value for all periods from the initial public offering date through the most recent reporting period.

Response: We note the Staff’s comment and advise the Staff that management of Platinum believe that the Warrants, which were included in the Units sold in the company’s initial public offering are not derivative obligations under the provisions of EITF 00-19, and, specifically, that paragraph 17 of EITF 00-19 is not applicable for the following reasons:

•   The provisions of paragraph 17 of EITF 00-19 provide for the presumption of net-cash settlement where a warrant contract does not specify how a company would settle a contract in the event that the company is unable to deliver registered shares. The paragraph continues, parenthetically, that nonperformance on the contract would not be an acceptable alternative. However, the Warrant Agreement specifically provides for nonperformance as an acceptable alternative by clearly stating that the warrants are not exercisable in the event that we are unable to deliver registered shares. This provision should negate the presumption of net-cash settlement because in this case where the Company may be unable to deliver registered shares, nonperformance on the contract is a contractually acceptable alternative.

Securities and Exchange Commission
December 7, 2006

•   The Warrant Agreement provides for exercise only if registered shares are available. The holders of the Warrants were aware of this limitation and agreed to this provision from the issuance date. The language in the Warrant Agreement is as follows:

“3.3.2 Issuance of Certificates. As soon as practicable after the exercise of any Warrant and the clearance of the funds in payment of the Warrant Price, the Company shall issue to the registered holder of such warrant a certificate or certificates for the number of full shares of Common Stock to which he is entitled, registered in such name or names as may be directed by him, her or it, and if such Warrant shall not be exercised in full, a new countersigned Warrant for the number of shares as to which such Warrant shall not have been exercised. Notwithstanding the foregoing, the Company shall not be obligated to deliver any securities pursuant to the exercise of a Warrant unless (i) a registration statement under the Act with respect to the Common Stock is effective or (ii) in the opinion of counsel to the Company, the exercise of the Warrants is exempt from the registration requirements of the Act and such securities are qualified for sale or exempt from qualification under applicable securities laws of the states or other jurisdictions in which the registered holders reside. Warrants may not be exercised by, or securities issued to, any registered holder in any state in which such exercise would be unlawful.”

•   Furthermore, on page 39 of the Company’s IPO prospectus, there is disclose that in the event that the Company does not maintain a current prospectus with respect to the common stock underlying the warrants and is unable to deliver registered shares upon exercise of the warrants, the warrants will not be exercisable. There is further disclose that the warrants may be deprived of any value and the market for the warrants may be limited in the event that we do not maintain a current prospectus with respect to the common stock underlying the warrants. The language in the prospectus is as follows:

“No warrants will be exercisable unless at the time of exercise a prospectus relating to common stock issuable upon exercise of the warrants is current and the common stock has been registered or qualified or deemed to be exempt under the securities laws of the state of residence of the holder of the warrants. Under the terms of the warrant agreement, we have agreed to meet these conditions and use our best efforts to maintain a current prospectus relating to common stock issuable upon exercise of the warrants until the expiration of the warrants. However, we cannot assure you that we will be able to do so. The warrants may be deprived of any value and the market for the warrants may be limited if the prospectus relating to the common stock issuable upon the exercise of the warrants is not current or if the common stock is not qualified or exempt from qualification in the jurisdictions in which the holders of the warrants reside.”

•   On November 3, 2006, the Company entered into a Warrant Clarification and Confirmation Agreement, which was filed on a Form 8-K on November 9, 2006. This Warrant Clarification and Confirmation Agreement only serves to clarify and confirm what was understood (i.e. the “intent” of the Warrant Agreement) at the issuance date of the Warrants. Upon the issuance of the Warrants it was clearly understood from statements made in the Warrant Agreement and prospectus discussed above, that if the Company were unable to deliver registered shares then there would be no net cash settlement and the Warrants could then expire unexercised, or could be sold in the open market. This is further supported by the fact that there is no penalty (i.e. “liquidating damages”) for the Company’s failure to have registered shares available upon the exercise of the Warrants. Since the Warrant Clarification and Confirmation Agreement only serves to further memorialize the intent of the original Warrant Agreement, management of Platinum believes that Platinum’s accounting treatment at the issuance date is appropriate and that restatement of all previously issued financial statements is not required. The Warrant Clarification and Confirmation Agreement adds the following language to the Warrant Agreement:

Securities and Exchange Commission
December 7, 2006

“… Furthermore, if the Company [Platinum] is unable to deliver any securities pursuant to the exercise of a Warrant as a result of the foregoing situations, the Company will have no obligation to pay such registered holder any cash or other consideration or otherwise “net cash settle” the Warrant.”

•   The holders of the Warrants do have a potential remedy in the event that the Company is unable to deliver registered shares. Since the Warrants are separately trading and have a quoted market price, the holders could sell their Warrants in the open market. Platinum’s IPO prospectus discloses (at page 39) that the Warrants may be deprived of any value and the market for the Warrants may be limited in the event that Platinum does not maintain a current prospectus with respect to the common stock underlying the Warrant.

In summary, management of Platinum believes that the provisions of EITF 00-19 and, specifically, paragraph 17 of EITF 00-19 which require the presumption of net-cash settlement of the Warrants are not applicable in light of the foregoing circumstances. We further believe that this was the intent of the original Warrant Agreement and such intent was communicated and understood from the issuance date in connection with the initial public offering of our Units. The ability to exercise the Warrants is conditioned upon the availability of registered shares. This was clearly stated in the Warrant Agreement.

59.
We have reviewed your response to comment 20 noting you do not believe the UPO should be accounted for as a liability. As discussed in our prior comment, the UPO was registered under the offering and therefore you will be required to file timely updates to the registration statement and deliver a current prospectus at the time the UPO is exercised. Paragraph 17 of EITF 00-19 states that if the contract requires physical or share settlement by delivery of registered shares and does not specify any circumstances under which net-cash settlement is permitted or required, and the contract does not specify how the contract would be settled in the event the company is unable to deliver registered shares, then net cash settlement is assumed if the company is unable to deliver registered shares because it is unlikely that nonperformance would be an acceptable alternative. Your UPO agreement does not specify the circumstances under which net cash settlement would be permitted. The UPO agreement does not state explicitly the issuer has no obligation to settle the issuer has no obligation to settle the UPO in the absence of an effective registration statement and the warrant can expire unexercised or unredeemed. Considering this, liability classification would appear appropriate. Please revise your financial statements to classify the UPO as a liability and to subsequently adjust the UPO to fair value for all periods from the initial public offering date through the most recent reporting period.

Securities and Exchange Commission
December 7, 2006

Response: We believe that the Unit Purchase Option (the “UPO”) is not a derivative obligation under the provisions of EITF 00-19, and specifically that paragraph 17 of EITF 00-19 is not applicable because Section 2.2 of the Unit Purchase Option agreement provides for the delivery of securities with a restrictive legend in the event that the Company is unable to deliver registered securities. The ability of the Company to settle the contract with unregistered securities precludes the assumption that in the event the Company is unable to deliver registered shares upon exercise of the contract, “net-cash settlement” would be presumed. Furthermore, the Warrants underlying the UPO are substantially the same as the Warrants underlying the Units issued in our initial public offering. These Warrants underlying the UPO are governed by the same Warrant Agreement discussed in our response to Comment No. 58.

On November 3, 2006, we executed an Amendment to the Unit Purchase Option, which was filed on a Form 8-K on November 9, 2006. The Amendment to the Unit Purchase Option only serves to clarify what was understood (i.e. the “intent” of the UPO) at the issuance date of the UPO. Upon the issuance of the UPO it was understood that if we were unable to deliver any securities pursuant to the exercise of the UPO then there would be no net cash settlement and that the UPO would then expire unexercised. This is further supported by the fact that there is no penalty (i.e. “liquidating damages”) for our failure to have registered shares available upon the exercise of the UPO. Since the Amendment to the Unit Purchase Option only serves to further memorialize the intent of the original UPO, we believe that our accounting treatment at issuance date is appropriate and that restatement of all previously issued financial statements is not required. The Amendment to the Unit Purchase Option amends the UPO by adding the following language to the UPO:

“No Obligation to Net Cash Settle. Notwithstanding anything to the contrary contained in this Purchase Option, if the Company [Platinum] is unable to deliver any securities pursuant to the exercise of this Purchase Option as a result of its inability to satisfy its registration requirements set forth in Section 5 hereof, the Company will have no obligation to pay such registered holder any cash or other consideration or otherwise “net cash settle” the Unit Purchase Option.”

Securities and Exchange Commission
December 7, 2006

60.	Please note the updating requirements of Article 3 of Regulation S-X. Response: We note the Staff’s comment and have inserted applicable financial statements.

Description of Properties, page 83
Current Oil and Gas Activities, page 83

61.
We reviewed your response number 25 and note your table of reserves for significant properties. However, please expand your disclosure to include the other information required by Item 102, such as production, length of time on production and other material information for these significant properties. Please revise your document.

Response: We note the Staff’s comment and further advise the Staff that we have expanded the “Description of Properties” section on pages 96 and 97 to include additional operational data including average daily oil and gas production, average daily water production, time on production, etc. We have also included a map which indicates where our major fields are geographically.

Reserve Report Summary, page 84

62.
We have reviewed your response number 26 of your letter dated August 1, 2006. Please expand this disclosure to explain Williamson did not provide any geological mapping, seismic interpretation or well log analysis in the course of their evaluation but relied upon data and analysis provided by previous evaluators.

Response: We note the Staff’s comment and further advise the Staff that we have added the requested disclosure requested to page 98 of Amendment No. 3 to the Preliminary Proxy Statement.

We believe that the foregoing and the revisions contained in Amendment No. 3 to the Preliminary Proxy Statement address each of the Staff’s concerns as indicated in its comment letter. Please do not hesitate to contact me (973-643-5159) should you have any questions or comments regarding the foregoing.

Securities and Exchange Commission
December 7, 2006

Very truly yours, /s/ Eliezer M. Helfgott

cc:	Angela Halac
John Zitko
Mike Karney
James Murphy
Securities and Exchange Commission
Mark Nordlicht
Barry Kostiner
Platinum Energy Resources, Inc.
Tim Culp
Michael Cunningham
Tandem Energy Holdings, Inc.
Phillip A. Wylie, Esq.
Snell, Wylie & Tibbals